Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE ANNOUNCES ADDITIONAL INVESTMENT IN
FORAN MINING CORPORATION

Toronto (May 14, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to subscribe for 30,000,000 voting common shares (“Common Shares”) of Foran Mining Corporation (“Foran”) in a non-brokered private placement at a price of C$3.00 per Common Share for total consideration of C$90,000,000 (the “Private Placement”). The Private Placement is expected to close in two tranches. The closing of each tranche remains subject to certain closing conditions, including approval of the Toronto Stock Exchange, and closing of the second tranche is also subject to approval by the shareholders of Foran. Closing of the first tranche is expected to occur on or about May 28, 2025 and the second tranche is expected to close as soon as practicable following receipt of shareholder approval.

Agnico Eagle currently owns 39,125,448 Common Shares, representing approximately 9.9% of the issued and outstanding Common Shares on an undiluted basis. On closing of the first tranche of the Private Placement, Agnico Eagle is expected to own 64,454,767 Common Shares, which will represent approximately 13.1% of the issued and outstanding Common Shares on an undiluted basis (assuming that Foran issues an additional 73,173,590 Common Shares in connection with the first tranche of the concurrent private placements). On closing of the second tranche of the Private Placement, Agnico Eagle is expected to own 69,125,448 Common Shares, which will represent approximately 13.5% of the issued and outstanding Common Shares on an undiluted basis (assuming that Foran issues an additional 13,493,077 Common Shares in connection with the second tranche of the concurrent private placements).

Agnico Eagle and Foran are party to an investor rights agreement dated August 8, 2024 (the “Existing Agnico IRA”), pursuant to which Agnico Eagle is entitled to certain rights, provided Agnico Eagle maintains certain ownership thresholds, including: (a) the right to participate in certain equity financings by Foran to acquire up to the greater of: (i) 19.99% of the Common Shares being offered in the equity financing, or (ii) such number of Common Shares that would permit Agnico Eagle to maintain its pro rata ownership interest in Foran; (b) the right to top-up its holdings in relation to dilutive issuances by Foran in order to maintain its pro rata ownership interest in Foran; and (c) the right to nominate one person to the board of directors of Foran.

On the closing of the first tranche of the Private Placement, the Existing Agnico IRA will be amended and restated in order to, among other things: (a) amend the participation and top-up rights to permit Agnico Eagle to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest in Foran at the time of such financing or acquire up to a 19.99% ownership interest in Foran; and (b) amend the nomination right to permit Agnico Eagle to nominate an additional individual to the board of directors of Foran if the size of the board is increased to 10 or more directors.

In addition, Agnico Eagle is announcing a previously reported follow-on investment in Azimut Exploration Inc. (“Azimut”). On September 28, 2023, Agnico Eagle acquired an additional 2,197,300 common shares (“Azimut Shares”) of Azimut at C$1.05 per Azimut Share (the “Share Purchases”) for total consideration of C$2,307,165 from several sellers that participated in an offering of flow-through Azimut Shares undertaken by Azimut at such time (as more particularly described in Azimut’s news release dated September 28, 2023). Prior to the Share Purchases, Agnico Eagle owned 8,003,425 Azimut Shares, representing approximately 10.06% of the issued and outstanding Azimut Shares on a undiluted basis at such time. Following the Share Purchases, Agnico Eagle owned 10,200,725 Azimut Shares, representing approximately 12% of the issued and outstanding Azimut Shares on a undiluted basis at such time.

Agnico Eagle is acquiring the Common Shares, and acquired the Azimut Shares, for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Azimut Shares or other securities of Foran or Azimut, or dispose of some or all of the Common Shares, Azimut Shares or other securities of Foran or Azimut it owns at such time.

Separate early warning reports in respect of the Foran investment and the Azimut investment will be filed by Agnico Eagle today. To obtain a copy of either early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Foran’s head office is located at 409 Granville Street, Suite 904, Vancouver, British Columbia V6C 1Y2. Azimut’s head office is located at 110 De la Barre Street, Suite 224, Longueuil, Quebec J4K 1A3.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at May 14, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing of the Private Placement (including the expected closing date of each tranche), the ability to satisfy closing conditions in respect of the Private Place (including obtaining approval of the Toronto Stock Exchange and the shareholders of the Foran), Agnico Eagle’s expected ownership interest in Foran upon closing of each tranche of the Private Placement, the expected number of securities to be issued in each tranche of the Private Placement and Agnico Eagle’s acquisition or disposition of securities of Foran or Azimut in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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